

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2021

Mitchell A. Sabshon
Chairman of the Board and Chief Executive Officer
InPoint Commercial Real Estate Income, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re: InPoint Commercial Real Estate Income, Inc.**
> **Registration Statement on Form S-11**
> **Filed August 13, 2021**
> **File No. 333-258802**

Dear Mr. Sabshon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Ambrogi at 202-551-4821 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel B. Honeycutt